SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2005

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

18/F, Two Harbourfront

22 Tak Fung Street

Hunghom, Kowloon

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☑            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	Announcement dated May 13, 2005 regarding an agreement between Hutchison Global Communications Holdings Limited, a subsidiary of the registrant, and Hutchison Telecommunications International (HK) Limited, a wholly-owned subsidiary of the registrant, to vary some of the terms of a credit facility agreement.

1.2	Announcement dated May 25, 2005 regarding an extension of time for the dispatch of a discloseable transaction circular that registrant is required to send to its shareholders in connection with the proposed privatization of Hutchison Global Communications Holdings Limited.

1.3	Announcement dated May 26, 2005 regarding procurement of a standby letter of credit as security for a term loan facility extended to JayKay Finholding (India) Private Limited, an indirect non-wholly owned subsidiary of the registrant.

1.4	Press release dated May 27, 2005 regarding a HK$6 billion three-year senior secured credit facility.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2005

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Chan Ting Yu
Chan Ting Yu
Executive Director

Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Hutchison Global Communications Holdings Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 757)

ANNOUNCEMENT

Following the joint announcement made on 3 May 2005 of HTIL’s proposal to privatise the Company, the Company has today concluded its discussions and reached agreement with HTIHK to vary some of the terms of the Credit Facility Agreement. The effect of one of the key varied terms is to defer the Company’s obligation to issue each of the Facility Convertible Notes in repayment of the Credit Facility by twelve months.

As contemplated in the Company’s joint announcement dated 28 January 2004 and shareholders’ circular dated 18 February 2004, HIL entered into the Credit Facility Agreement with the Company agreeing to provide to the Company or its subsidiaries an interest-bearing facility of up to HK$1 billion in principal amount on 12 March 2004 available within two years from such date.

As disclosed in the HTIL Prospectus, HTIHK assumed the obligations of HIL under the Credit Facility Agreement and acquired all the benefit and interest of HIL in the Credit Facility (together with interest accrued in respect thereof) and the Credit Facility Agreement pursuant to the Loan Facility Assignment with HIL agreeing to provide a facility in the same amount and with the same tenor to HTIHK. Such facility arrangements were implemented as part of HTIL’s restructuring in preparation for the listing of its shares on the Stock Exchange.

HTIHK and the Company have been in discussions on the possible variation of certain terms of the Credit Facility Agreement. Following the joint announcement made on 3 May 2005 of HTIL’s proposal to privatise the Company, the parties agreed and signed today the terms of the Supplemental Credit Facility Agreement. Under the varied terms of the Credit Facility Agreement, which became effective from 14 March 2005: (i) the Credit Facility will be available until 12 March 2007 (instead of 12 March 2006); (ii) the Company’s obligation to repay the principal amount drawn and outstanding under the Credit Facility Agreement (together with all accrued but unpaid interest) by the issue of a Facility Convertible Note of the same principal amount will be deferred from each of the first and second anniversaries of the date of the Credit Facility Agreement to the second and third anniversaries instead, subject to the Company complying with any and all the then applicable regulatory and shareholders’ approval requirements in respect of such repayment; and (iii) the interest rate for the Credit Facility is reduced by 0.55% per annum.

HTIL is a connected person of the Company by virtue of being an approximately 52.53% shareholder of the Company. The provision of financial assistance under the Credit Facility Agreement by HTIHK is a connected transaction for the Company exempt from any reporting, announcement and independent shareholders’ approval requirements of the Listing Rules. The deferral of the Company’s obligation to issue each of the Facility Convertible Notes in repayment of the Credit Facility by twelve months is not only consistent with the requirements of the Takeovers Code, but the Company will also gain the flexibility in managing its capital structure whilst it considers either to issue such notes or prepay the Credit Facility in the meantime. The Directors, including the Independent Non-Executive Directors, believe the varied terms to be fair and reasonable and in the interests of the Company’s shareholders as a whole.

In this announcement, the following expressions have the following meanings unless the context requires otherwise:

“Board”	the board of Directors;

“Company”	Hutchison Global Communications Holdings Limited, a company incorporated in Bermuda, whose shares are listed on the Main Board of the Stock Exchange;

“connected person”	has the meaning ascribed to that expression in the Listing Rules;

“Credit Facility”	the principal amount of each borrowing by the Company under the Credit Facility Agreement or the principal amount outstanding of that borrowing;

“Credit Facility Agreement”	the facility agreement dated 12 March 2004 and made between the Company and HIL pursuant to which HIL agreed to provide an interest-bearing facility of up to HK$1 billion in principal amount to the Company or its subsidiaries;

“Directors”	directors of the Company;

“Facility Convertible Note”	shall have the meaning ascribed to that expression in the Company’s shareholders’ circular dated 18 February 2004, subject to the modification that such note is to be issued to HTIHK (or as it may direct) instead of HIL, and “Facility Convertible Notes” shall be construed accordingly;

“HIL”	Hutchison International Limited, a wholly owned subsidiary of HWL;

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China;

“HTIHK”	Hutchison Telecommunications International (HK) Limited, a wholly owned subsidiary of HTIL;

“HTIL”	Hutchison Telecommunications International Limited, a company incorporated in the Cayman Islands, whose shares and American depositary shares are listed on the Main Board of the Stock Exchange and New York Stock Exchange, Inc. respectively;

“HTIL Prospectus”	the prospectus issued by HTIL dated 30 September 2004 for the global offering of its shares;

“HWL”	Hutchison Whampoa Limited, a company incorporated in Hong Kong, whose shares are listed on the Main Board of the Stock Exchange;

“Listing Rules”	Rules Governing the Listing of Securities on the Stock Exchange;

“Loan Facility Assignment”	the agreement dated 20 September 2004 pursuant to which HIL transferred to HTIHK all the benefit and interest of HIL in the Credit Facility (together with interest accrued in respect thereof) and the Credit Facility Agreement;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Supplemental Credit Facility Agreement”	the agreement dated 13 May 2005 and made between the Company, HIL and HTIHK setting out, among others, the variations to the terms of the Credit Facility Agreement;

“Takeovers Code”	The Code on Takeovers and Mergers; and

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong.

As at the date of this announcement, the Directors are:

Executive Directors:	Non-executive Directors:
Mr. Fok Kin-ning, Canning (Chairman)	Mr. Tuan LAM
Mr. LAI Kai Ming, Dominic (Deputy Chairman)	Mr. YANG Paul Chunyao
Mrs. CHOW WOO Mo Fong, Susan	(alternate to Mr. Tuan Lam)
Mr. Frank John SIXT
Mr. Dennis Pok Man LUI
Mr. WONG King Fai, Peter	Independent Non-executive Directors:
Mr. KAN Ka Wing, Frankie	Mr. CHENG Ming Fun, Paul
Ms. CHAN Wen Mee, May	Mr. CHEONG Ying Chew, Henry
Mr. LAM Hon Nam	Dr. LAM Lee G.

By Order of the Board

Edith Shih

Company Secretary

Hong Kong, 13 May 2005

*	For identification purposes only

Exhibit 1.2

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities. In particular, this announcement is not an offer of securities for sale in Hong Kong, the United States, or elsewhere. Securities may not be offered or sold in the United States absent registration or an exemption from registration. The ordinary shares of Hutchison Telecommunications International Limited have not been, and will not be, registered with the U.S. Securities and Exchange Commission, and securities may not be offered or sold in the United States absent registration or exemption from registration.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

PROPOSED PRIVATISATION OF

HUTCHISON GLOBAL COMMUNICATIONS HOLDINGS LIMITED BY

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

BY WAY OF A SCHEME OF ARRANGEMENT

UNDER SECTION 99 OF THE COMPANIES ACT

AT THE CANCELLATION CONSIDERATION OF

2 HTIL SHARES FOR EVERY 21 SCHEME SHARES

OR CASH OF HK$0.65 PER SCHEME SHARE

POSTPONEMENT IN DESPATCH OF THE CIRCULAR OF

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

Pursuant to Rule 14.38 of the Listing Rules, HTIL is required to send the discloseable transaction circular to the HTIL Shareholders within 21 days after publication of the Announcement. HTIL has made an application to the Stock Exchange for an extension of time for the despatch of the discloseable transaction circular in order that such circular and the Scheme Document could be despatched on the same day.

Reference is made to the joint announcement dated 3 May 2005 (the “Announcement”) made by Hutchison Telecommunications International Limited and Hutchison Global Communications Holdings Limited regarding a proposed privatisation of HGCH by way of a scheme of arrangement under Section 99 of the Companies Act involving the cancellation of all the Scheme Shares. Terms defined in the Announcement shall have the same meanings when used in this announcement unless the context requires otherwise.

As disclosed in the Announcement, the Proposal, if made, constitutes a discloseable transaction for HTIL under the Listing Rules. Pursuant to Rule 14.38 of the Listing Rules, HTIL is required to send the discloseable transaction circular to the HTIL Shareholders within 21 days after publication of the Announcement. On the other hand, pursuant to Rule 8.2 of the Takeovers Code, the Scheme Document is required to be despatched to the HGCH Shareholders within 35 days of the date of the Announcement.

As HTIL intends to despatch the discloseable transaction circular to the HTIL Shareholders on or about the same day as the Scheme Document is despatched to the HGCH Shareholders so as to enable the discloseable transaction circular to incorporate or make reference to information in the Scheme Document and to ensure consistency of information to be contained in the two documents, an application has been made to the Stock Exchange for an extension of time for the despatch of the discloseable transaction circular to the HTIL Shareholders until the time limit for despatch of the Scheme Document under the Takeovers Code. The time limit for despatch of the Scheme Document under the Takeovers Code is currently 7 June 2005. That time limit may be extended in accordance with the Takeovers Code.

GENERAL

Shareholders and/or potential investors in HGCH and HTIL should be aware that the making of the Proposal and the implementation of the Proposal are subject to the conditions set out in the Announcement being fulfilled or waived, as applicable, and thus the Proposal may or may not become effective. They are advised to exercise caution when dealing in the HGCH Shares and the HTIL securities.

HTIL DIRECTORS

As at the date of this announcement, the HTIL Directors are: Mr. Dennis Pok Man LUI, Mr. Tim PENNINGTON, Mr. CHAN Ting Yu and Mr. WOO Chiu Man, Cliff (HTIL Executive Directors); Mr. FOK Kin-ning, Canning (Chairman), Mrs. CHOW WOO Mo Fong, Susan and Mr. Frank John SIXT (HTIL Non-Executive Directors); and Mr. KWAN Kai Cheong, Mr. John W. STANTON and Mr. Kevin WESTLEY (HTIL Independent Non-Executive Directors).

By Order of the Board

Edith Shih

Company Secretary

Hong Kong, 25 May 2005

The HTIL Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

Exhibit 1.3

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

CONNECTED TRANSACTION

The Board announces that on 20 May 2005, the Company executed the Credit Agreement and agreed to procure the issue of the SBLC as security, replacing the HWL Guarantee, for an INR875 million (approximately HK$156 million) term loan facility extended to JKF.

JKF is an indirect non wholly owned subsidiary of the Company and a connected person of the Company by virtue of it being an associate of the Kotak Mahindra Group, which is also a substantial shareholder of other Indian subsidiaries of the Company.

The issue of the SBLC as procured by the Company constitutes provision of financial assistance by HTIL to JKF and as such amounts to a connected transaction for the Company under Listing Rule 14A.13(2)(a)(i). As such provision of financial assistance is on normal commercial terms and the relevant percentage ratios are more than 0.1% but less than 2.5%, such connected transaction is according to Listing Rule 14A.66(2)(a) only subject to the reporting and announcement requirements set out in Listing Rules 14A.45 to 14A.47 and is exempt from the independent shareholders’ approval requirements of Chapter 14A of the Listing Rules.

On 25 May 2005, JKF agreed to an extension of the Original Term Loan Facility provided by the Lender, an independent financial institution. The security under such facility was the HWL Guarantee. On 20 May 2005, the Company executed the Credit Agreement and agreed to procure the issue of the SBLC which is being provided by another independent financial institution to replace the HWL Guarantee as security for the Extended Original Term Loan Facility.

CREDIT AGREEMENT

Parties

SBLC
Applicant:	The Company

SBLC Bank:	The SBLC Issuer, an independent financial institution

Facility:	For issuing standby letter or letters of credit of up to US$22.5 million (approximately HK$175.5 million) as security for the Extended Term Loan Facility in replacement of the HWL Guarantee.

Terms and
conditions:	Normal commercial terms

The Company is entitled to receive from JKF a credit support fee at a normal commercial rate for procuring the issue of the SBLC.

Pursuant to the subrogation agreement dated 25 May 2005 entered into by JKF, the Company, the SBLC Issuer and the Lender, the Company has been granted subrogation rights which the SBLC Issuer has against JKF in relation to the Extended Term Loan Facility on the terms and subject to the conditions set out in the Subrogation Agreement.

REASONS FOR ENTERING INTO THE CONNECTED TRANSACTION

The replacement of the HWL Guarantee by the SBLC has resulted from the Company’s continuous efforts to procure an orderly release of guarantees provided by the HWL group in support of credit facilities to the Group at the earliest practicable time after listing of the Company’s securities last October. This is also consistent with the Group’s policy of maintaining a direct relationship with lenders and control over the financing and credit profile of the Group. The Directors, including the Independent Non-executive Directors, consider that the Credit Agreement and the provision of financial assistance by procuring the issue of the SBLC are on normal commercial terms, which are arrived at after arm’s length negotiations between the parties and are fair and reasonable insofar as the shareholders of the Company are concerned.

GENERAL

The Company is a global provider of telecommunications services, and JKF is a holding company in respect of part of the Group’s interest in telecommunications operators in India.

JKF is a connected person of the Company by virtue of it being an associate of the Kotak Mahindra Group, which is also a substantial shareholder of other Indian subsidiaries of the Company. The issue of the SBLC as procured by the Company constitutes provision of financial assistance by the Company to JKF and as such amounts to a connected transaction for the Company under Listing Rule 14A.13(2)(a)(i).

As the Credit Agreement and the Company’s agreement to procure the issue of the SBLC are on normal commercial terms and the relevant percentage ratios are more than 0.1% but less than 2.5%, such provision is according to Listing Rule 14A.66(2)(a) only subject to the reporting and announcement requirements set out in Listing Rules 14A.45 to 14A.47 and is exempt from the independent shareholders’ approval requirements of Chapter 14A of the Listing Rules.

As at the date of this announcement, the Directors are:

Executive Directors:	Non-executive Directors:
Mr. Dennis Pok Man LUI	Mr. FOK Kin-ning, Canning
Mr. Tim PENNINGTON	Mrs. CHOW WOO Mo Fong, Susan
Mr. CHAN Ting Yu	Mr. Frank John SIXT
Mr. WOO Chiu Man, Cliff

Independent Non-executive Directors:

Mr. KWAN Kai Cheong

Mr. John W. STANTON

Mr. Kevin WESTLEY

Definitions

“associate”	shall have the meaning ascribed to it in the Listing Rules

“Board”	the board of Directors

“Company”	Hutchison Telecommunications International Limited, a company incorporated in the Cayman Islands, whose securities are listed on the Main Board of the Stock Exchange

“connected person”	shall have the meaning ascribed to that expression in the Listing Rules

“Credit Agreement”	the credit agreement dated 20 May 2005 and made between the Company and the SBLC issuer in relation to a US$22.5 million (approximately HK$175.5 million) standby letter of credit facility

“Directors”	directors of the Company

“Extended Term Loan Facility”	the Original Term Loan Facility as reduced to a principal amount of INR875 million (approximately HK$156 million) and its repayment extended to 18 May 2006 pursuant to an agreement dated 25 May 2005 and made between the Lender and JKF

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Group”	the Company and its subsidiaries

“HWL”	Hutchison Whampoa Limited, a company whose shares are listed on the Main Board of the Stock Exchange and the controlling shareholder of the Company

“HWL Group”	HWL and its subsidiaries (excluding, for the purpose of this Announcement, the Company and its subsidiaries)

“HWL Guarantee”	the guarantee dated 18 July 2001 issued by HWL, in favour of the Lender in respect of the Original Term Loan Facility

“JKF”	JayKay Finholding (India) Private Limited, an indirect non wholly owned subsidiary of the Company and a connected person of the Company by virtue of it being an associate of the Kotak Mahindra Group

“Kotak Mahindra Group”	Kotak Mahindra Capital Co., a company incorporated in India, and its subsidiaries

“Lender”	the lender under the Original Term Loan Facility and the Extended Term Loan Facility, an independent financial institution

“Listing Rules”	Rules Governing the Listing of Securities on the Main Board of the Stock Exchange

“Original Term Loan Facility”	the term loan facility in the principal amount of INR920 million (approximately HK$164 million) provided by the Lender to JKF pursuant to an agreement dated 17 July 2001 and made between the Lender and JKF

“SBLC”	a standby letter of credit in the amount of US$22.5 million (approximately HK$175.5 million) issued by the SBLC Issuer on 20 May 2005 and which will expire on 19 May 2006

“SBLC Issuer”	the issuer of the SBLC, an independent financial institution

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary”	has the meaning ascribed to it in Listing Rule 1.01

“HK$”	Hong Kong Dollars, the lawful currency of Hong Kong

“INR”	Indian Rupee, the lawful currency of India

“US$”	United States Dollars, the lawful currency of the United States of America

For the purpose of this announcement and for reference only, exchange rates of HK$7.8 to US$1.00 and HK$1.00 to INR5.60 are adopted.

By Order of the Board

Edith Shih

Company Secretary

Hong Kong, 26 May 2005

Exhibit 1.4

FOR IMMEDIATE RELEASE

Hutchison Telecom Announces Successful Completion

of HK$6 billion Three-year Senior Secured Credit Facility

for its Hong Kong Mobile Operations

Hong Kong, 27 May 2005 – Hutchison Telecommunications International Limited (“Hutchison Telecom”; SEHK: 2332, NYSE: HTX) today announced its Hong Kong mobile subsidiary signed a HK$6 billion three-year senior secured credit facility with a group of 12 banks.

Tim Pennington, Chief Financial Officer, Hutchison Telecom, said: “This is the first major financing for a subsidiary of Hutchison Telecom and we are delighted by the very positive response from banks and the terms of the loan.”

The loan bears an interest margin of 0.75% per annum above HIBOR. The proceeds will be used to repay existing loans and to finance capital expenditure and general operating requirements.

The 12 banks participating in the syndication are ABN AMRO, Bayern LB Hong Kong, BNP Paribas, Calyon, Citigroup, DBS Bank Ltd, ING Wholesale Banking, Rabobank International Hong Kong Branch, The Royal Bank of Scotland plc, Standard Chartered Bank (Hong Kong) Limited, Sumitomo Mitsui Banking Corporation and WestLB AG.

- End -

Media enquiries:

Hutchison Telecom Mickey Shiu Telephone +852 2128 3107 Mobile +852 9092 8233 Email mickeyshiu@htil.com.hk	Citigate Dewe Rogerson Bruce Shu Telephone +852 2533 4607 Mobile +852 9132 2906 Email bruce.shu@citigatedr-hk.com

Notes to editors:

About Hutchison Telecommunications International Limited

Hutchison Telecom International Limited (“Hutchison Telecom”) is a leading global provider of telecommunications services, currently serving nine markets around the world.

Hutchison Telecom currently operates mobile and fixed telecommunications services in Hong Kong and mobile services also in Macau, India, Israel, Thailand, Paraguay, Sri Lanka and Ghana, with Vietnam intending to commence service in late 2005. It was the first provider of 3G mobile services in Hong Kong, where it also provides broadband and fixed-line telecommunications services. Hutchison Telecom operates common brands across its business including “Hutch”, “3” and “Orange”. It is a listed company whose American Depositary Shares are quoted on the New York Stock Exchange under the ticker HTX and shares are listed on the Hong Kong Stock Exchange under the stock code 2332.

A subsidiary of the Hong Kong-based Hutchison Whampoa Group, Hutchison Telecom is dedicated to providing superior telecommunications services in markets with high growth potential. See www.htil.com.